UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Compellent Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20452A108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 20452A108	Page 2 of 7 Pages

1.	Names of Reporting Persons. Centennial Holdings VII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,942,153

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,942,153

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,153

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20452A108	Page 3 of 7 Pages

1.	Names of Reporting Persons. Centennial Ventures VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,892,950

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,892,950

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20452A108	Page 4 of 7 Pages

Item 1(a). Name of Issuer:
The name of the issuer is Compellent Technologies, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
The address of the issuer’s principal executive offices is 7625 Smetana Lane, Eden Prairie, Minnesota 55344.

Item 2(a). Name of Person Filing:
This Schedule 13G is filed by the persons set forth below: (a) Centennial Holdings VII, LLC (“Holdings”); and (b) Centennial Ventures VII, L.P. (“CV VII”).
Item 2(b). Address of Principal Business Office or, if none, Residence:
The address of the principal business office for each reporting person is 1125 17th Street, Suite 740, Denver, CO 80202.
Item 2(c). Citizenship:
Holdings is a Delaware limited liability company, and CV VII is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 par value.
Item 2(e). CUSIP Number:
20452A108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 20452A108	Page 5 of 7 Pages

Item 4. Ownership.
As of December 31, 2008:
(a) Amount beneficially owned:

Holdings is the general partner of each of CV VII, which beneficially owns directly 1,892,950 shares of common stock of the issuer, and Centennial Entrepreneurs Fund VII, L.P. (“CEF VII”), which beneficially owns directly 27,443 shares of common stock of the issuer.  Holdings may be deemed, therefore, to share beneficial ownership of all of such shares of common stock of the issuer.  Holdings may also be deemed to be the beneficial owner of an additional 21,760 shares of common stock underlying a stock option granted to a director of Compellent Technologies, Inc. who is also a managing director of Holdings, the economic value of which has been assigned to Holdings by the director.  CV VII disclaims beneficial ownership of the shares not beneficially owned directly by it.

(b) Percent of class:
Holdings: 6.3% CV VII: 6.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
None.
(ii) Shared power to vote or to direct the vote:

Holdings may be deemed to have shared power to vote or to direct the vote of 1,942,153 shares of common stock of the issuer, and CV VII may be deemed to have shared power to vote or direct the vote of 1,892,950 shares of common stock of the issuer.

(iii) Sole power to dispose or to direct the disposition of:
None.
(iv) Shared power to dispose or to direct the disposition of:

Holdings may be deemed to have shared power to dispose or to direct the disposition of 1,942,153 shares of common stock of the issuer, and CV VII may be deemed to have shared power to dispose or direct the disposition of 1,892,950 shares of common stock of the issuer.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Incorporated by reference to Exhibit A to the Statement on Schedule 13G filed by the reporting persons on February 12, 2008.

Item 9. Notice of Dissolution of Group.
Not applicable.

CUSIP No. 20452A108	Page 6 of 7 Pages

Item 10. Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	CENTENNIAL HOLDINGS VII, LLC

	By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director

CENTENNIAL VENTURES VII, L.P.

	By:	Centennial Holdings VII, LLC,
its General Partner

		By:	/s/ Steven C. Halstedt
Steven C. Halstedt,
Managing Director

CUSIP No. 20452A108	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit A	“Identification of Filing Persons” (incorporated by reference to Exhibit A to the Statement on Schedule 13G filed by the reporting persons on February 12, 2008).

Exhibit B	“Joint Filing Agreement” (incorporated by reference to Exhibit B to the Statement on Schedule 13G filed by the reporting persons on February 12, 2008).